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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Leadis Technology, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
52171N 103
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	52171N 103

1	NAMES OF REPORTING PERSONS: Sung Tae Ahn

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Korea

	5	SOLE VOTING POWER:

NUMBER OF		2,141,164*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,141,164*

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,141,164*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*Includes 300,000 shares issuable pursuant to options exercisable within 60 days of December 31, 2006 and 1,841,164 shares held by Techlion Group Ltd., of which the Reporting Person is the sole shareholder and has sole voting and dispositive power of such shares.

CUSIP No.	52171N 103

1	NAMES OF REPORTING PERSONS: Techlion group Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		1,841,164

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,841,164

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,841,164

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1.
(a)	Leadis Technology, Inc.

(b)	474 Potrero Avenue, Suite A

Sunnyvale, CA 94085-4117
Item 2.
(a)	Name of Person Filing

Sung Tae Ahn

Techlion Group Ltd.
(b)	Address of Principal Business Office or, if none, Residence

c/o Leadis Technology,Inc.

474 Potrero Avenue, Suite A

Sunnyvale, CA 94085-4117
(c)	Citizenship

Sung Tae Ahn is a citizen of Korea and Techlion Group Ltd. was formed in the British Virgin Islands.
(d)	Title of Class of Securities

Common Stock
(e)	CUSIP Number
(f)	52171N 10 3
Item 3.     If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);
(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J)
Not Applicable

Item 4.     Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:
Sung Tae Ahn	2,141,164	(1)
Techlion Group Ltd.	1,841,164
Percent of Class:
Sung Tae Ahn	7.2%
Techlion Group Ltd.	6.3%

(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
Sung Tae Ahn	2,141,164	(1)
Techlion Group Ltd.	1,841,164

(ii) Shared power to vote or to direct the vote
Sung Tae Ahn	0
Techlion Group Ltd.	0

(iii) Sole power to dispose or to direct the disposition of
Sung Tae Ahn	2,141,164	(1)
Techlion Group Ltd.	1,841,164

(iv) Shared power to dispose or to direct the disposition of
Sung Tae Ahn	0
Techlion Group Ltd.	0
(1) Includes 300,000 shares issuable pursuant to options exercisable within 60 days of December 31, 2006 and 1,841,164 shares held by Techlion Group Ltd., of which the Reporting Person is the sole shareholder and has sole voting and dispositive power of such shares.
Item 5.      Ownership of More than Five Percent on Behalf of Another Person
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ?.
Item 6.      Ownership of More than Five Percent on Behalf of Another Person
     Not Applicable
Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding                    Company or Control Person.
     Not Applicable
Item 8.      Identification and Classification of Members of the Group
     Not Applicable
Item 9.      Notice of Dissolution of a Group
     Not Applicable
Item 10.      Certification
     Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ February 13, 2007
Date

/s/ Sung Tae Ahn
Signature

/s/ Sung Tae Ahn
Name

Techlion Group Ltd.

By:	/s/ Sung Tae Ahn
	Name:	Sung Tae Ahn
	Title:	President